As filed with the Securities and Exchange Commission on November 8, 2007

Registration No. 333-11692

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

COMPANHIA PARANAENSE DE ENERGIA - COPEL

(Exact name of issuer of deposited securities as specified in its charter)

PARANA ENERGY COMPANY - COPEL

(Translation of issuer's name into English)

Federal Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the form of amended and restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15 and 16

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13 and 14

(iv)  The transmission of notices, reports and proxy

Articles number 11 and

soliciting material

13

(v)  The sale or exercise of rights

Articles number 13, 15 and 16

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15 and 16

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 6, 9,

withdraw the underlying securities

and 15

(x)  Limitation upon the liability of the depositary

Articles number 14 and 18

3.  Fees and Charges

Article number 7

Item – 2.

Available Information

Public reports published by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of March 21, 1996, as amended and restated as of July 29, 1997, as further amended and restated as of ____________, 2007, among Companhia Paranaense de Energia - COPEL, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, November 8, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for non-voting class B preferred shares, without par value, of Companhia Paranaense de Energia - COPEL.

By:

The Bank of New York,
 As Depositary

By:  /s/ Keith G. Galfo

Name:  Keith G. Galfo

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Companhia Paranaense de Energia - COPEL, has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Curitiba, Brazil on November 8, 2007.

Companhia Paranaense de Energia - COPEL

By:  /s/ Rubens Ghilardi

Name:  Rubens Ghilardi

Title:    Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on November 8, 2007.

/s/ João Bonifácio Cabral Júnior

/s/ Donald J. Puglisi

Name:  João Bonifácio Cabral Júnior

Name:  Donald J. Puglisi

Director

Authorized U.S. Representative

/s/ Laurita Costa Rosa

/s/ Paulo Roberto Trompczynski

Name:  Laurita Costa Rosa

Name:  Paulo Roberto Trompczynski

Director

Principal Accounting Officer

/s/ Sérgio Botte de Lacerda

/s/ Paulo Roberto Trompczynski

Name:  Sérgio Botte de Lacerda

Name:  Paulo Roberto Trompczynski

Director

Principal Financial Officer

/s/ Nildo Rossato

/s/ Rubens Ghilardi

Name:  Nildo Rossato

Name:  Rubens Ghilardi

Director

Principal Executive Officer

/s/ Jorge Michel Lepeltier

Name:  Jorge Michel Lepeltier

Director

/s/ Rogério de Paula Quadros

Name:  Rogério de Paula Quadros

Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of March 21, 1996, as

amended and restated as of July 29, 1997, as further amended and restated as of ____________, 2007, among Companhia

Paranaense de Energia - COPEL, The Bank of New York

as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.